NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by FactorShares Trust (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

PureFunds ISE Diamond/Gemstone ETF (suspended: 1/24/2014) symbol: GEMS

PureFunds ISE Mining Service ETF (suspended: 1/24/2014) symbol: MSXX

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that, on January 24, 2014, the issuer liquidated the securities listed above at rates of $21.12456570 and $15.04108191 per unit, respectively. Accordingly, trading in the issues was suspended before the opening on the date specified above.